Filed by Public Storage

(Commission File No.: 001-33519)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: National Storage Affiliates Trust

(Commission File No.: 001-37351)

Date: April 28, 2026

The following are excerpts from a transcript of an earnings call held by Public Storage on April 28, 2026 regarding its first quarter earnings. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition of National Storage Affiliates Trust.

Public Storage

First Quarter 2026 Earnings Call

April 28, 2026

CORPORATE PARTICIPANTS

Brandon Reagan, Director of Investor Relations

Tom Boyle, Chief Executive Officer

Joe Fisher, President and Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Michael Goldsmith, UBS Investment Bank

Samir Khanal, BofA Securities

Todd Thomas, KeyBanc Capital Markets

Nick Joseph, Citigroup

Nicholas Yulico, Scotiabank Global Banking

Brendan Lynch, Barclays Bank

Juan Sanabria, BMO Capital Markets

Caitlin Burrows, Goldman Sachs

Michael Griffin, Evercore ISI

Spenser Allaway, Green Street Advisors

Ravi Vaidya, Mizuho Securities

Michael Mueller, JPMorgan Chase

Eric Luebchow, Wells Fargo

PRESENTATION

[…]

Tom Boyle

[…]

I’ll frame my comments this morning around four points. First, the PS4.0 era is now underway with the new team in place and Own-It culture is gaining momentum.

Second, the announced acquisition of NSA is an important early milestone in that strategy.

Third, our operating platform PS Next is strengthening the customer experience while also improving how we run the business with first quarter results in line to a touch better than expectations.

And fourth, even ahead of the forthcoming storage recovery in fundamentals, we’re continuing to invest behind a broader value creation engine that we believe can drive stronger per-share growth over time.

[…]

That takes me to point number two, NSA. The announced acquisition of National Storage Affiliates is a major step forward for us and a very clear example of PS4.0 in action. When we discussed the transaction in March, we highlighted three things.

One, the portfolio combination is compelling. The two portfolios deepen our brand, scale and operating presence across the national opportunity set.

Two, there is meaningful upside from bringing that portfolio onto our platform. On the M&A call, we discussed the customer experience opportunity with managing the properties under the PS brand and PS Next operating model. This will also lead to revenue potential and margin upside.

And three, we structured the transaction with a win-win joint venture that optimizes portfolio structure for Public Storage and preserves financial strength. Public Storage will wholly own 46% of the over 1,000 assets in the portfolio with the remaining in joint ventures. Importantly, the transaction maintains our industry-leading balance sheet.

When I step back and look at NSA, I don’t see a bigger company; I see a stronger platform, a deeper portfolio, and a broader opportunity set for value creation. This will drive differentiated per-share earnings growth.

And importantly, integration planning is progressing well. The teams are engaged, the workstreams are moving, and we’re preparing the business to execute well upon closing. I also want to take a moment to thank both the NSA and Public Storage teams. Transactions like this require an enormous amount of focus, coordination and professionalism, and we appreciate the strong collaboration we’re already feeling across both organizations. There’s obviously more to come as we work toward completion of the transaction, but I’m encouraged by the work that’s underway.

That leads to point number three, the operating platform.

A big part of why we’re excited about NSA is that PS Next is built for this. PS Next is an operating platform that is increasingly shaping how we serve customers, price inventory, manage demand, and drive efficiency across the business. Customers are increasingly interacting through digital channels, whether through our website, app, agents, and over time more through large language model-driven interfaces. We’re building our operating model around those shifting customer expectations. That customer focus is central to PS4.0. The team is aligning in this direction.

Let’s connect that strategy to what we’re seeing in the business today.

The operating environment remains challenging. We are seeing lower customer move-in activity overall in the first quarter with some weather impacts and modest demand. But at the same time, we have driven better rental rates than expected, and importantly, our existing customer base remains very healthy. Move-out activity was meaningfully lower in the quarter, leading to better occupancy than last year.

This is not a one-speed environment. It’s a market where execution matters and that is where the operating model transformation becomes so important. We’re improving customer experience in a way that supports performance on both the revenue side and the expense side. We’re seeing that playbook continue to develop, and that gives us confidence, not just in integrating NSA, but in improving the performance of the broader portfolio over time.

Now let me go to point number four, the value creation engine. We’re not waiting for the environment to get easier; we’re acting now. We have confidence in the long-term fundamentals of storage and have the opportunity to invest today to benefit the platform over time.

That mindset is important because while the near-term environment remains uneven, the longer-term setup is compelling. Several longer-term drivers support that optimism: self-storage adoption has increased over the last decade; participation has broadened across customer cohorts with strong participation from younger generations.

Our units also present an affordable space solution in a high cost-of-living environment, and competitive supply is slowing as new developments become harder and more expensive. We like that backdrop. But more importantly, we’re positioning the Company now to outperform as that backdrop improves.

NSA is the first major milestone of our value-creation engine, but it’s not the only one.

[…]

So, if I put it all together, here’s how I’d summarize the quarter.

One, we launched PS4.0 and aligned the organization towards a new strategic vision.

Two, we announced the NSA acquisition, which, with a unique structure strengthens our scale, our platform, our portfolio and our value creation opportunity.

Three, we continued advancing PS Next and our operating model transformation, with a strong focus on customer experience.

And four, we expanded the reach of our value creation engine through both external growth and the Welltower data science partnership.

We’re realistic about the operating environment. It remains uneven, but we’re also optimistic: optimistic about the demand and supply setup over the next several years, optimistic about the capabilities we’re building, and optimistic about our ability to translate those investments into stronger per-share earnings growth over time.

With that, let me turn it over to Joe.

[…]

Todd Thomas

Okay. That’s helpful.

Then, Tom, I wanted to ask about the integration of NSA, which you touched on in your prepared remarks. Can you talk about the steps or the measures being taken to ensure that NSA’s operations during the peak leasing season through closing here are sort of intact. I guess, that leasing revenue management, everything is moving along according to plan? And then, any incremental thoughts about the expected revenue or expense synergies from the transaction as you work toward closing?

Tom Boyle

Yes, I’ll take the first part of that, and Joe can cover the second piece.

On the first part, we’ve been really encouraged by the dialogue and collaboration between the National Storage team and the Public Storage team as we’ve gotten together here and are developing deep plans to be able to integrate the properties together as we move into the third quarter here. And over the interim, to your point, they’re running their business and they’re running the business well. We’re doing the same and look forward to the opportunity to bringing them together here in the third quarter. We’ll obviously share some more on that as we get closer, but as we spoke about on the M&A call last month, the plan is to integrate those assets immediately onto the PS Next platform, start the rebranding process, welcome all their customers and their employees and really going here in the third quarter.

Joe Fisher

Hey Todd, it’s Joe. Just to close that out, just from a synergy timing and value creation perspective, no changes at this point in time in terms of what we put out in early March from that presentation that we put together. We still expect $110 million to $130 million of synergies over time. From an accretion perspective, 2026, we had commented that we do expect that to be breakeven in 2026, but by the time we get to stabilization out in ‘28 and ‘29, we do think we’ll have $0.35 to $0.50 of per share earnings to compound on top of our existing profile, which I think at the time we had talked about the total value creation coming from that at our multiple, that’s over $1.5 billion value creation coming off of a $10 billion transaction. So very excited to get going on the integration and go out there and prove the upside that we put together.

[…]

Nick Joseph

Thanks. It’s Nick Joseph here with Eric. Just as part of the structure of JV and certain properties and retaining ownership of others, is there a difference in occupancy between those properties that are going into the JV versus what will be wholly-owned?

Tom Boyle

No. No, there isn’t. They’re pretty similar occupancies between the different pools today.

Nick Joseph

So just in terms of the high cash flow JV, there’s no difference of stabilization or anything that would drive different return profiles?

Tom Boyle

Both sets of those assets have been owned by NSA for a period of time and occupancies are in a pretty similar place. As we thought about that formation of that joint venture, really creating that win-win and different return profile for the joint venture compared to on balance sheet, some of the market mix compositions and the like, but occupancy wasn’t the driver of the selection of assets one way or the other.

[…]

Caitlin Burrows

Hi everyone. Maybe just first, it seems like a number of the 1Q metrics came in better than expected, so I’m wondering if the reason for no change to guidance is just that it’s too soon in the busy seasons ahead, or are there some known issues that we should take note of? Like the timing of the one-off acquisitions, timing or rate of debt raise or anything else to offset the strength so far or not necessarily?

Joe Fisher

Hey, Caitlin, it’s definitely the former. Hopefully, you’re picking up in our tone and commentary of the positivity that we have around the start to the year. very encouraged by everything we’re seeing, but to your point, we are still early in the year with a busy season ahead of us, we still have NSA to get closed and integrated. So our thought process is simply stay focused on the task at hand, focus on how we’re going to finish the year, not how we’re going to start it from a guidance perspective, and we’ll report back in 2Q with hopefully a positive update for everyone.

[…]

Spenser Allaway

Okay. Thank you. That’s very helpful color. Then maybe just switching gears, just in regards to the transaction market, obviously, you guys have been pretty active and you guys see—I would assume everything that’s coming across being marketed. Can you just comment on what you’re seeing in terms of assets on the market today? Where is the bid-ask spread generally, and can you comment broadly on cap rates?

Tom Boyle

Sure. As I highlighted earlier, we’ve been encouraged by a broadening of the seller set. So we’ve got activity in the first quarter from institutional sellers, from mom-and-pop sellers and everything in between. So that’s been an encouraging development in terms of the breadth. And I do think the stability that we’ve seen both operationally as well as within interest rates has led to a narrowing of that bid-ask spread, ie., there’s less of a gap between what a seller thinks rental rates be versus what we think rental rates should be. Interest rates are more stable, all those sorts of things, all helpful.

In terms of cap rates, they’ve been reasonably consistent with stabilized product trading in the 5s, getting into the 6s as we put them on our platform, and we really have that PS Next opportunity to take the assets, put it on our platform and earn more cash flow, which is attractive. But overall, that’s a sense of where cap rates are across the industry.

I think our team is really built, again, that one-off activity. About three-quarters of the activity year-to-date has been off-market and really targeted micro market activity, and certainly NSA on the other end of the spectrum, certainly a large portfolio opportunity. So we’re interested in the full spectrum and have different tactics and team investments to try to attack those opportunities.

[…]

Eric Luebchow

Great. Thanks. Just one follow-up on the acquisition side. I know you started off a little slower this year. But given the size and the complexity of the NSA transaction, does it impact at all your willingness to go after larger, more complex portfolios, given you still have some leverage capacity? Or should we expect more of these one-off kind of private market assets to trade this year? Thank you.

Tom Boyle

Yes. Bigger portfolios are obviously much tougher to predict. The team is built for the one-off acquisitions and the micro market targeting that we’re speaking to. And we’ve been investing in that platform, clearly, increasing the size of the team, the data science capabilities in order to enhance that. Certainly applicable to portfolios as well, but will be dependent on sellers as they come to market.

In terms of ability to transact, certainly we’ve got a big closing coming up here in the third quarter and so right around the immediate closing we’re going to be thoughtful and certainly prioritizing the NSA transaction and making sure that, that integration goes smoothly as we get started there. But away from that time period, really looking to continue to deploy capital at good risk-adjusted returns and grow our per-share earnings platform over time.

So I’d say teams are built, balance sheet is in a good spot and looking to be active as we move through ‘26.

[…]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and in Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which National Storage Affiliates Trust (“NSA”) and Public Storage operate, as well as beliefs and assumptions of NSA and Public Storage. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that NSA or Public Storage expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between NSA and Public Storage, rent and occupancy growth, acquisition and development activity, acquisition and disposition activity, general conditions in the geographic areas where NSA and Public Storage operate, NSA’s and Public Storage’s respective debt, capital structure and financial position and NSA’s and Public Storage’s respective ability to form new ventures. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to NSA’s ability to obtain the required shareholder and unitholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that NSA’s business will not be integrated successfully with Public Storage’s or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against NSA or its trustees, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of NSA and Public Storage management from ongoing business operations, will harm NSA’s and Public Storage’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact NSA’s and Public Storage’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring NSA to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of NSA and Public Storage to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Public Storage common stock to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect NSA’s or Public Storage’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting NSA’s or Public Storage’s properties; (xix) risks associated with acquisitions, dispositions and development of properties, including increased development costs due to additional regulatory requirements related to climate change; (xx) maintenance of Real Estate Investment Trust status, tax structuring and changes in income tax laws and rates; (xxi) risks related to NSA’s and Public Storage’s investments in ventures, including NSA’s and Public Storage’s respective abilities to establish new ventures; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in NSA’s and Public Storage’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements,” respectively, and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by NSA or Public Storage, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Proxy Statement/Prospectus that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither NSA nor Public Storage undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if NSA’s and Public Storage’s underlying assumptions prove to be incorrect, NSA’s, Public Storage’s and the combined company’s actual results may vary materially from what NSA or Public Storage may have expressed or implied by these forward-looking statements. NSA and Public Storage caution not to place undue reliance on any of NSA’s or Public Storage’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect NSA or Public Storage.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between NSA and Public Storage, Public Storage intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a proxy statement of NSA that also constitutes a prospectus of Public Storage (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to NSA’s shareholders seeking their approval of the proposed transaction and other related matters. Each of NSA and Public Storage may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that NSA or Public Storage (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF NSA AND PUBLIC STORAGE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by NSA and/or Public Storage, which contain important information, through the website maintained by the SEC at www.sec.gov. Investors and security holders will be able to obtain free copies of the documents filed by NSA with the SEC on NSA’s website at https://ir.nsastorage.com/sec-filings/all-sec-filings or by contacting NSA Investor Relations at ghoglund@nsareit.net. Security holders will also be able to obtain free copies of the documents filed by Public Storage with the SEC on Public Storage’s website at https://investors.publicstorage.com/financial-reports/sec-filings or by contacting Public Storage Investor Relations at investorrelations@publicstorage.com.

Participants in the Solicitation

NSA, Public Storage, their respective trustees and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from NSA’s shareholders in respect of the proposed transaction. Information about the trustees and executive officers of NSA, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in NSA’s proxy statement for its 2025 Annual Meeting of Shareholders under the headings “Our Board,” “How We Are Paid,” “Compensation Discussion and Analysis,” “Summary Compensation and Other Tables,” “Severance and Change in Control Arrangements,” “Certain Relationships and Related Transactions” and “Shareholder Ownership Information,” which was filed with the SEC on March 28, 2025, and in NSA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on

February 26, 2026. To the extent holdings of NSA’s securities by its trustees or executive officers have changed since the amounts set forth in NSA’s definitive proxy statement for its 2025 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC, and available on the SEC’s website at www.sec.gov. Information about the trustees and executive officers of Public Storage, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Public Storage’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “2025 Trustee Compensation,” “Our Named Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Potential Payments Upon Termination or Change in Control,” “Outstanding Equity Awards in 2025,” “Additional Information About Trustees, Executive Officers, and Management” and “Share Ownership of Trustees and Management,” which was filed with the SEC on March 27, 2026, and in Public Storage’s Annual Report on Form 10-K for the fiscal year ended December  31, 2025, which was filed with the SEC on February 12, 2026. To the extent holdings of Public Storage’s securities by its trustees or executive officers have changed since the amounts set forth in Public Storage’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from NSA or Public Storage using the sources indicated above.